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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

REPORT AS OF **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CCM SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 900
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kole **(312) 577-5602**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Michael Kole**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **CCM Securities, LLC** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

25th day of February, 2015

OFFICIAL SEAL
MICHELLE DOHERTY
Notary Public - State of Illinois
My Commission Expires Jun 1, 2017

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CCM SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2014

AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CCM Securities, LLC

We have audited the accompanying financial statements of CCM Securities, LLC (an Illinois limited liability company), which comprise the statement of financial condition as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. CCM Securities, LLC's management is responsible for the financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of CCM Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the supplementary schedules has been subjected to audit procedures performed in conjunction with the audit of CCM Securities, LLC's financial statement. The supplemental information is the responsibility of CCM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2015

CCM SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	1,881,324
Receivable from broker-dealers		2,674,626
Commissions receivable		23,613
Furniture and equipment (net of accumulated depreciation of $124,305)		6,014
Receivable from affiliate		17,500
Other assets		16,805
	$	4,619,882
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	301,341
Payable to affiliate		92,561
		393,902
Member's equity		4,225,980
	$	4,619,882

See accompanying notes.

1. Organization and Business

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through other brokers on a fully disclosed basis. The Company also engaged in proprietary trading of fixed income securities.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Commission revenue and related expenses are recorded on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

Depreciation

Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

3. Related Party Transactions

At December 31, 2014, the Company had a receivable from an affiliate totaling $17,500 and a payable to an entity affiliated through common management totaling $92,561, respectively. This payable represents amounts paid for shared expenses by the affiliated entity on behalf of the Company. During the year ended December 31, 2014, the Company made payments to Bluefin Trading, LLC, its parent and Bluefin Agency Holdings, LP, totaling approximately $577,000. The Company received payments from Bluefin Trading, LLC, totaling $10,000, for the year ended December 31, 2014.

4. Concentration of Credit Risk

At December 31, 2014, a significant credit concentration consisted of approximately $1.6 million and $740,000, representing commissions receivable and the cash balances of the Company's accounts with, Broadcort Clearing Corp and Merrill Lynch Professional Clearing Corp. Management does not consider any credit risk associated with these receivables to be significant.

At December 31, 2014 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $1.6 million which represents approximately 39% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

5. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2014 totaled approximately $73,000. The Company elected to make no contributions to the plan for the year ended December 31, 2014.

6. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of “aggregate indebtedness”, as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $4,162,048 and $100,000, respectively.

8. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014, the Company held no Level 1, Level 2 or Level 3 investments.

9. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

In February 2015 capital withdrawals were paid to the Parent totaling $2,000,000.

SUPPLEMENTAL SCHEDULES

CCM SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital				
Total member's equity			$	4,225,980
Deductions and/or charges:				
Nonallowable assets:				
Commissions receivable	$	23,613		
Furniture and equipment, net		6,014		
Receivable from affiliate		17,500		
Other assets		16,805		(63,932)
Net capital			$	4,162,048
Computation of basic capital requirement				
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)				100,000
Net capital in excess of net capital requirement			$	4,062,048
Computation of aggregate indebtedness				
Aggregate indebtedness			$	393,902
Ratio of aggregate indebtedness to net capital			%	9.46

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2014.

See accompanying notes.

CCM SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

CCM SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

The Exemption Report for CCM Securities, LLC

We, as members of management of CCM Securities, LLC, ("the Company") are responsible for complying with 17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. section 240,15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15C3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2014 or from January 1, 2014 to December 31, 2014 without any exceptions.

CCM Securities, LLC

Michael Kole
Chief Financial Officer

February 24, 2015

The Exemption Report for CCM Securities, LLC

We, as members of management of CCM Securities, LLC, ("the Company") are responsible for complying with 17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. section 240,15c3-3: ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15C3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2014 or from January 1, 2014 to December 31, 2014 without any exceptions.

CCM Securities, LLC

Michael Kole
Chief Financial Officer

February 24, 2015